Filed by Brasil Telecom S.A.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Tele Norte Leste Participações S.A.

Commission File No.: 001-14487

THE FOLLOWING ARE MATERIALS MADE PUBLIC BY BRASIL TELECOM S.A. RELATING TO THE PROPOSED MERGER OF TELE NORTE LESTE PARTICIPAÇÕES S.A. WITH AND INTO BRASIL TELECOM S.A.

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Additional Information and Where to Find It:

This communication contains information with respect to the proposed merger (incorporação) of Tele Norte Leste Participações S.A. (“TNL”) with and into Brasil Telecom S.A. (“Brasil Telecom”).

In connection with the proposed merger of TNL into Brasil Telecom, Brasil Telecom (1) has filed with the U.S. Securities and Exchange Commission (the “Commission”) a registration statement on Form F-4, containing a prospectus which will be mailed to the shareholders of TNL, and (2) has filed and will file with the Commission other documents regarding the proposed merger.

We urge investors and security holders to carefully read the prospectus and other relevant materials when they become available as they will contain important information about the proposed merger.

Investors and security holders will be able to obtain the documents filed with the Commission regarding the proposed merger, when available, free of charge on the Commission’s website at www.sec.gov or from Brasil Telecom.

EXHIBITS

Exhibit Number	Description of Document

1	Information about the shares presented to the Independent Special Committees of Tele Norte Leste Participações S.A. and Brasil Telecom S.A. (English translation).

2	Management Presentation of the Oi Group to the Independent Special Committees of Tele Norte Leste Participações S.A. and Brasil Telecom S.A. (English translation).

3	Report of the Independent Special Committee of Brasil Telecom S.A. dated August 4, 2011 (English translation).

4	Response of the Independent Special Committee of Brasil Telecom S.A. to statements received from shareholders of Brasil Telecom S.A. (English translation).